SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2003

Commission File Number: 0-13742

Océ N.V.

(Translation of Registrants Name Into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒  Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  ☐  No:  ☒

[GRAPHIC]

Results second quarter and first six months 2003*

	Second quarter 2003	First six months 2003
In US$ million
Total revenues	814.3 (– 16.2)%	1,611.0 (– 15.7)%
EBITDA	91.8 (– 26.1)%	193.3 (– 21.5)%
EBIT	40.3 (– 39.7)%	89.2 (– 32.1)%
Net income	22.3 (– 32.1)%	47.2 (– 25.4)%

In US$
Net income per share	0.25 (– 32.6%)	0.54 (– 25.6)%

•	Revenues decline by 15.7% on 2002 (autonomous: –7.4%)
•	Net income down by 25.4% to US$ 47.2 million
•	Operating expenses and working capital reduced further
•	Free cash flow US$ 52.2 million
•	Additional cost saving measures initiated
•	IFRS method introduced for pensions

*	The figures stated in this report are unaudited. This report has been prepared on the basis of Dutch GAAP; as compared to the Annual Financial Statements for 2002 changes have taken place in the accounting principles (see the text in the overview “Changes in shareholders’ equity”).

Océ N.V.

P.O. Box 101 NL-5900 MA Venlo #31 77 359 2240	[LOGO OF OCÉ]
Printing for Professionals

Venlo, the Netherlands, July 8, 2003: results for the second quarter and the first six months of fiscal 2003 were published today by Océ N.V. (NASDAQ-OCENY).

Results second quarter 2003

The higher relative margin and the cost reductions were insufficient to compensate for the decline in revenues, with the result that second quarter net income decreased by 32.1% to US$ 22.3 million or US$ 0.25 per share based on 83,393,583 shares, being the weighted average number of ordinary shares outstanding, compared to US$ 32.8 million or US$ 0.38 per share based on 84,111,878 shares, being the weighted average number of ordinary shares outstanding at the end of the first half of fiscal 2002.

In the second quarter revenues declined by 16.2% to US$ 814.3 million. The autonomous decline in revenues amounted to 7.1%, slightly less compared to the first quarter.

Both in the DDS Strategic Business Unit and in WFPS the revenues decline was mainly attributable to the fact that sales results lagged behind.

The gross margin increased to 42.0% (2002: 41.3%).

Operating expenses decreased by 9.8%; on an autonomous basis the decrease was 2.2%.

Interest charges and tax charges were substantially lower.

Results first six months 2003

Revenues amounted to US$ 1,611 million, which was 15.7% lower than in the previous year. The autonomous decrease in revenues amounted to 7.4%. The strength of the euro had an additional negative impact on revenues. Revenues also declined (by – 2.5%) as a consequence of the strategic choice to withdraw from activities in the low volume segment in most countries.

However, the principal cause of the lower revenues is still the reluctance of customers to invest in new systems. Sales of printing systems (hardware, software and professional services) decreased by 18.9%.

The gross margin increased by 0.4% to 41.5%. This increase was the net result of a positive foreign currency hedging result of 1.1% and a negative volume/mix effect of – 0.7%. The decrease in the margin due to volume/mix effects was caused by the increasing significance of Facility Services, lower lease revenues and under-utilisation of manufacturing capacity.

Operating expenses showed a decrease of 11.3%, of which 4.3% was autonomous. Attention continues to be strongly focused on reducing costs.

The reduction in jobs as well as lower depreciation due to the withdrawal from the low volume segment are helping to bring costs down further.

The cutback in job numbers has been increased from 1,100 to 1,350. Of this increased target, 85% has meanwhile been achieved. As a result of this extra reduction the planned total savings will be US$ 17.6 million higher in 2004.

Of the reduction in the unprofitable low volume machines 64% has been realised.

[LOGO OF OCÉ]	July 8, 2003 Page 2

Second quarter report 2003/2

US VERSION

The new market approach, which stems from the restructuring operation and has a tighter focus on serving specific customer segments, has now been operating in practice for six months.

The new concept has received broad-based support and the sales organisations are fully confident that the extra efforts to realign the organisation will bear fruit.

Operating income before depreciation and amortisation (EBITDA) amounted to US$ 193.3 million (– 21.5%). Operating income (EBIT) decreased by 32.1% to US$ 89.2 million.

Financial expense (net) decreased by 45.5% compared to 2002 and reached a level of US$ 19.5 million. This decrease is attributable to the further reduction in the volume of loans and the lower interest rates.

The tax charge decreased to 30.3%. This is mainly due to the fact that the income achieved in the United States represents a smaller proportion of the tax burden, partly as a result of the relatively weak dollar.

On balance, the decrease in costs was not enough to offset the effect of the decline in revenues.

Net income for the six months amounted to US$ 47.2 million or US$ 0.54 per share based on 83,418,583 shares, being the weighted average number of ordinary shares outstanding, compared to US$ 63.2 million or US$ 0.73 per share based on 84,111,774 shares, being the weighted average number of ordinary shares outstanding at the end of the first six months of fiscal 2002.

As part of the outsourcing of the lease activities much time and attention is being devoted to the adaptation of the administrative systems.

This is necessary because in the business model that is applied by Océ the machines that are installed on the customer’s premises are closely monitored. The lease portfolio cannot be fully transferred until the systems of Océ and those of the leasing partner have been fully attuned to each other.

The aim is still to ensure that the lease portfolio will have been transferred almost in full before end-2004.

The other preparations for the transfer, such as the due diligence and the assessment of the creditworthiness of new contracts, are proceeding according to plan.

With retroactive effect as from the start of the financial year pension liabilities will be reported in line with the IFRS accounting method. This method leads to more transparent reporting and also reduces the volatility of the result because of pension costs. The IFRS method of accounting for pension liabilities is based on the “projected benefit” principle, which takes future salary increases into account as well as various other factors. This leads to a difference from the pension liabilities that were calculated using the method that Océ previously applied.

To cover the difference a provision of US$ 302 million before tax has been included on the balance sheet and charged to shareholders’ equity.

The new calculation method will, in the event of a situation that is comparable with 2002, give rise to a higher regular annual pension charge. In the first six months this increase in the pensions provision amounted to US$ 5 million.

The change in the accounting method will have no influence on cash flow. Apart from the change in the accounting method a payment of US$ 29 to US$ 35 million gross will be made to bring the financing percentage of the Dutch pension fund up to the required level. This payment will not affect the profit & loss account but will be charged to the pension provision.

Results by Strategic Business Unit

In Digital Document Systems (DDS) revenues amounted to US$ 1,112 million. Revenues decreased by 15.2%, of which 7.2% autonomous. The decrease in machine sales and in revenues from software and professional services (non-recurring) amounted to 28%. Autonomous revenues from service, consumables and interest lease income (recurring) were 2% lower. This decrease is the result of the downward trend in machine sales over the past two years. Facility

[LOGO OF OCÉ]	July 8, 2003 Page 3

Second quarter report 2003/2

US VERSION

Services booked an autonomous increase of 2.1% in revenues.

The operating income of DDS amounted to US$ 58.4 million (2002: US$ 75.3 million). The new products have been well received by the market, customer trials have been successfully completed and the products are now fully available in the market

In Wide Format Printing Systems (WFPS) revenues amounted to US$ 498.9 million. This represented a decrease of 17.0% on 2002. On an autonomous basis the decrease amounted to 7.9%. Sales from printing systems (hardware, software and professional services) decreased by 22% (on an autonomous basis by 13%).

The (recurring) revenues related to machine sales decreased on an autonomous basis by 6%.

Operating income in WFPS amounted to US$ 30.8 million (2002: US$ 56.0 million). The Océ TCS400, the color printer for the TDS market, was very well received by the market.

Commercial versus financial results

	First six months
In million US$	2003	2002
Commercial activities
Revenues	1,551	1,840
Operating income	46	79
Net income	28	44

Financial activities
Revenues	60	72
Operating income	43	53
Net income	19	19

Balance sheet

The balance sheet total decreased by US$ 402 million as compared to the end of May 2002. The balance sheet was extended as a result of the deferred tax claim that has arisen because pension liabilities are now provided for in line with the IFRS method.

The decrease in the balance sheet total was largely caused by a decrease in long term financial lease receivables (– US$ 120 million), in trade debtors (– US$ 221 million) and in rental machines (– US$ 73 million).

Inventories showed a slight decline. This was the result of foreign exchange effects. As a percentage of revenues, inventories were higher because of the introduction of new products.

As a consequence of the calculation of the pensions liabilities on the basis of the IFRS method and due to exchange rate effects, group equity decreased by US$ 275 million to US$ 875 million, which represents 27.9% of the balance sheet total.

Free cash flow amounted to US$ 52.2 million.

Prospects

Economic circumstances are not showing any improvement and the investment climate remains poor. In addition, the weak dollar will impact on revenues and income for the remainder of the year.

In the second half of the year costs will be reduced further.

In the light of the uncertain economic situation it is not possible to make a pronouncement about the results for full fiscal 2003.

Océ N.V.

July 8, 2003

For further information:

Océ N.V., Pierre Vincent, Investor Relations Manager

Venlo, the Netherlands

Telephone #31 77 359 2240

E-mail mve@oce.nl

[LOGO OF OCÉ]	July 8, 2003 Page 4

Consolidated Statement of Operations

Period December 1, 2002 to May 31, 2003	Second quarter			Six months
Results in millions except per share*	2002 €	2003 €	2003 US$	2002 €	2003 €	2003 US$
Revenues from sales, rentals and service	795.9	667.0	784.8	1,563.8	1,318.2	1,551.0
Interest from financial lease	30.2	25.1	29.5	61.2	51.0	60.0

Total revenues	826.1	692.1	814.3	1,625.0	1,369.2	1,611.0
Cost of sales, rentals and service	485.3	401.6	472.5	957.7	800.4	941.8
Gross margin	340.8	290.5	341.8	667.3	568.8	669.2
Operating expenses	284.0	256.2	301.5	555.6	493.0	580.0
Operating income	56.8	34.3	40.3	111.7	75.8	89.2
Financial expense (net)	14.2	7.2	8.4	30.3	16.5	19.5
Income before income taxes, equity in income of unconsolidated companies and minority interests	42.6	27.1	31.9	81.4	59.3	69.7
Income taxes	14.1	7.5	8.8	26.5	18.0	21.1
Income before equity in income of unconsolidated companies and minority interests	28.5	19.6	23.1	54.9	41.3	48.6
Equity in income of unconsolidated companies	—	—	—	—	0.1	0.1
Income before minority interests	28.5	19.6	23.1	54.9	41.4	48.7
Minority interests in net income of subsidiaries	0.6	0.7	0.8	1.2	1.3	1.5
Net income	27.9	18.9	22.3	53.7	40.1	47.2
Net income attributable to holders of ordinary shares	27.0	18.0	21.2	51.9	38.3	45.1
Free cash flow	97.0	42.1	49.5	94.3	44.4	52.2
EBITDA	105.5	78.0	91.8	209.2	164.3	193.3
Average number of ordinary shares outstanding (x 1,000)	84,112	83,394	83,394	84,112	83,419	83,419
Per ordinary share
Net income	0.32	0.22	0.25	0.62	0.46	0.54

*	The company reports in Euro (€). As a convenience for US readers, the results have been converted at US$ 1.1766: €1, the noon buying rate of May 30, 2003. This compares with US$ 0.9339: € 1 used at this time last year.

[LOGO OF OCÉ]	July 8, 2003 Page 5

Consolidated Balance Sheet

	Second quarter			End fiscal year
In millions	2002 €	2003 €	2003 US$	2001 €	2002 €	2002 US$
Assets
Intangible fixed assets	88	72	85	43	86	101
Tangible fixed assets	603	523	616	637	578	680
Financial fixed assets	712	647	761	751	681	801
Inventories	369	358	421	365	346	407
Accounts receivable and prepaid expenses	1,196	1,031	1,213	1,292	1,123	1,322
Cash and cash equivalents	40	35	41	40	37	44

Total assets	3,008	2,666	3,137	3,128	2,851	3,355

Liabilities
Total shareholders’ equity	938	705	830	909	909	1,070
Minority interest	39	38	45	40	40	47
Long term liabilities (provisions)	417	653	768	428	452	532
Long term debt	941	633	745	754	756	890
Short term debt	132	162	190	387	87	102
Other current liabilities	541	475	559	610	607	714

Total liabilities	3,008	2,666	3,137	3,128	2,851	3,355

Changes in shareholders’ equity

Period December 1, 2002 to May 31, 2003	Six months
In millions	2002 €	2003 €	2003 US$
Amount at December 1, 2002/2001	909	909	1,070
Effect of change in accounting principles	—	–173	–204

Amount at December 1, 2002/2001	909	736	866
Net income	54	40	47
Dividend	—	—	—
Conversion of convertible loans	—	—	—
Purchase of shares	—	–1	–1
Foreign currency translations	–25	–70	–82

At May 31	938	705	830

The effect on shareholders’ equity as per December 1, 2002 of the change in the accounting principles applied for pension liabilities amounted to US$ 204 million.

[LOGO OF OCÉ]	July 8, 2003 Page 6

Consolidated Statement of Cash Flow

Period December 1, 2002 to May 31, 2003	Six months
In millions	2002 €	2003 €	2003 US$
Cash flow from operating activities
Net income	54	40	47
Depreciation	97	88	104
Investments and divestments in rental equipment and movements in financial lease receivables	37	35	41
Long term liabilities (provisions) inclusive provision for financial lease and current assets	20	224	264
Trade accounts and other receivables	60	64	75
Inventories	–5	–23	–27
Trade accounts payable	–9	–43	–51
Net change in other working capital accounts	–51	–81	–95

Total cash flow from operating activities	203	304	358

Cash flow from investing activities
Capital expenditure on intangible assets	–3	–4	–4
Capital expenditure less divestments in property, plant and equipment	–47	–40	–47
Capital expenditure on other financial assets	–7	–43	–51
Net change in unconsolidated companies	1	—	—
Acquisitions (net of cash)	–53	—	—
Pension provisions charged to shareholders’ equity	—	–173	–204

Total cash flow from investing activities	–109	–260	–306

Cash flow from financing activities
Interest bearing loans	–68	–48	–57
Purchase of shares	–40	–1	–1
Dividend	–2	–39	–46
Other	—	–2	–2

Total cash flow from financing activities	–110	–90	–106
Effect of exchange rate changes	16	44	52
Changes in cash and cash equivalents	—	–2	–2

[LOGO OF OCÉ]	July 8, 2003 Page 7

Second quarter report 2003/2

Océ Profile

The publicly listed holding company of the Group is Océ N.V. The issued share capital amounts to more than € 53 million divided into € 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500.- priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam (Euronext), Düsseldorf, Frankfurt/Main and on the electronic stock exchange (EBS) in Switzerland. They are traded in the United States as American Depositary Receipts (ADRS) via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Safe Safe Harbor Statement

This announcement contains certain forward-looking statements within the meaning of the US Private Securities Litigation Reform Act 1995. Océ has based these forward-looking statements on its current expectations and projections about future events. Océ’s expectations and projections may change and its actual results may differ substantially from those projected in the forward-looking statements based on various important factors (some of which are beyond Océ’s control) and which are neither manageable nor foreseeable by Océ.

These factors include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressure within the Company’s markets, financing the Company’s operations, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, uncertainty of political situations, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and dispositions and effects of recent and further terrorists attacks and the war on terrorism.

For a more detailed discussion of the risks and other factors that may affect the Company’s results, business or financial condition, pages 64 till 66 of the Annual Report 2002, Océ’s Annual Report on Form 20-F and other filings made by Océ with the US Securities and Exchange Commission should be consulted.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ-N.V.

[LOGO OF OCÉ] Printing for Professionals	P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone #31 77 359 2222 Telefax #31 77 359 4700 Océ on Internet: http://www.oce.com E-mail: info@oce.com Traderegister Venlo 1200 2283

July 8, 2003 Page 8

[LOGO OF OCÉ]

Press release Océ N.V.

Océ sells South African subsidiary to Bidvest Group

Venlo, The Netherlands

July 15, 2003

Océ N.V. and the Bidvest Group Ltd. have today agreed upon the Bidvest Group’s acquisition of the entire issued share capital of Océ Printing Systems (South Africa) (Pty.) Ltd. based in Johannesburg.

The Bidvest Group has been successfully distributing Océ’s wide format products as well as Océ’s products for the office market in South Africa for a number of years. Through the acquisition Bidvest will now also become Océ’s distributor for high volume printing systems in South Africa. The sale reflects Océ’s strategy to cooperate with strong distributing partners in those countries where Océ does not own a full fledged sales and service organisation, like in South Africa.

In the financial year 2002 Océ Printing Systems (South Africa) (Pty.) Ltd. realised a turnover of € 6.3 million.

The closing of the transaction is anticipated to take place as soon as possible.

The parties have agreed not to disclose the purchase price.

Océ N.V.

July 15, 2003

For further information:

Océ Investor Relations

phone #31 77 359 2240

e-mail mve@oce.nl

[LOGO OF OCÉ]

Press release

Océ N.V.

Study into relocation of assembly activities

Océ is investigating possibilities to further reduce the cost price of its products. One aspect of this investigation is to identify possibilities to transfer additional assembly activities and the associated procurement of parts to low cost countries. Océ currently has two assembly facilities in the Czech Republic. The results of the investigation, which pertains to certain activities in the Venlo assembly facilities, will be discussed with the Works Council and the unions. Core activities, such as the production of strategic components and the final assembly of complex print systems, are not included in this investigation.

Océ N.V.

4th July 2003

For further information:

Océ Corporate Communications

phone #31.77 359 2000

e-mail hol@oce.nl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V. (Registrant)

By:	/s/ R.L. VAN IPEREN
Chairman of the Board of Executive Directors (Principal Executive Officer)

Dated: July 18, 2003